October 20, 2008

Via EDGAR, Overnight Delivery and Facsimile (202) 772-9218

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Russell Mancuso

Geoffrey Kruczek

Re:	Thermage, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 3, 2008

File No. 333-152948

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we thank you for providing us with the opportunity on October 15, 2008 to discuss comment 7 contained in the letter dated October 10, 2008 (“Comment Letter #3”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) as filed on October 3, 2008. The information contained in this letter pertaining to Reliant Technologies, Inc. (“Reliant”) has been provided to us by Reliant. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

We submit this letter at your suggestion to reduce to writing the reasons we believe our situation satisfies the third prong of proposed Rule 159 under the Securities Act of 1933 (Securities Act Release 7606A (November 13, 1998)) (“Old Proposed Rule 159”). It is our understanding that the Staff does not take issue with our conclusion that the transaction participants have satisfied the first two prongs of Old Proposed Rule 159. To review our analysis of the first two prongs, please refer to our letter dated September 16, 2008 to the Staff.

The third prong of Old Proposed Rule 159 requires that “[v]otes will be solicited from shareholders of the company to be acquired who have not signed the [lock-up] agreements and would be ineligible to purchase under an exemption from registration pursuant to Section 4(2) or 4(6) of the Act or Rule 506 under Regulation D.” As indicated on page 82 of Amendment No. 2,

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October 20, 2008

and in response to prior comment 9 contained in the Staff’s letter dated September 29, 2008, upon effectiveness of the Registration Statement, Reliant will solicit consents (or votes) from the stockholders who have not previously signed written consents in favor of the merger.

In comment 7, the Staff states that “. . . the offer and sale of Thermage’s shares was already completed without registration when the controlling Reliant stockholders executed written consents.” It appears that the lynchpin of the Staff’s analysis that the third prong is not satisfied is that the written consents delivered by Reliant’s controlling stockholders represent a sufficient number of votes required to adopt the merger agreement under Delaware law and Reliant’s certificate of incorporation.

We respectfully submit that we have satisfied the third prong of Old Proposed Rule 159 for the reasons described below, and that legitimate transactional purposes, analogous registration situations and recent Staff positions further support this determination.

Meaningful investment decisions left to be made pursuant to a public offering

First, and foremost, we reiterate that even after giving effect to the lock-up agreements and written consents executed by Reliant’s controlling stockholders, there is still a public offering of Thermage shares left to be done and an investment decision to be made by the approximately 247 stockholders of Reliant who have not previously signed written consents in favor of the merger. As stated in the preliminary note to Rule 145 under the Act, the rule is intended to cover, and Form S-4 is intended to be available for securities issued in, transactions in which “there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis added).

As noted above, upon the effectiveness of the registration statement, Reliant will solicit written consents in favor of the merger from the approximately 247 stockholders who have not previously signed written consents in favor of the merger and whom Reliant is unable to determine meet the requirements necessary to rely on an exemption from registration pursuant to Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D. In connection with this solicitation of written consents, these remaining Reliant stockholders will be making a meaningful investment decision – whether to accept the Thermage shares offered in the merger, or to reject the exchange and exercise such stockholder’s appraisal rights. In a related context, the Commission has recognized and acknowledged that the decision to reject the proposed exchange of shares constitutes an investment decision, in the same manner as the decision to vote in favor of a transaction. “In voting, each consenting stockholder is expressing his voluntary and individual acceptance of the new security, and generally the disapproving stockholder is

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deferring his decision as to whether to accept the new security or, if he exercises his dissenter’s rights, a cash payment.” SEC Release 33-5316 (May 2, 1972). Therefore, even though one corporate action (i.e., the stockholder approval required under Delaware law and Reliant’s certificate of incorporation in connection with the merger) may have been taken already by the written consents that have previously been delivered by Reliant’s controlling stockholders, the post-effectiveness solicitation provides each of the approximately 247 remaining Reliant stockholders with the right to make his or her own investment decision with respect to the offer of Thermage shares in the merger.

Although Old Proposed Rule 159 stated the requirement that votes would be solicited from stockholders of the target company who had not signed voting agreements, the substance and principle of this requirement should be satisfied by the solicitation of each Reliant stockholder to decide whether to accept the Thermage shares or to reject the exchange and exercise such stockholder’s appraisal rights.

Legitimate transactional purposes

We respectfully disagree that the analysis should change under Old Proposed Rule 159 if permitted stockholders execute an agreement to vote in favor of a merger as well as a written consent in favor of a merger. Lock-up agreements are binding contractual obligations, which the Staff has recognized could be considered investment decisions under the Securities Act. See Securities Act Release 7606A (November 13, 1998), and Section VIII.A.9 of the Division of Corporation Finance’s outline of Current Issues and Rulemaking Projects (November 14, 2000). In addition, lock-up agreements entered into in connection with business combination transactions typically include an irrevocable proxy in favor of the acquiror. Therefore, for purposes of the Securities Act generally and Old Proposed Rule 159 in particular, it should make no difference that, pursuant to a lock-up agreement, the stockholder party has executed a written consent prior to the effectiveness of a registration statement because his or her investment decision has already been made by virtue of entering into the lock-up agreement.

We note that over the past several years, it has become more common for an acquiring company to obtain written consents in favor of a merger from the target company’s controlling stockholder(s) in addition to or in lieu of lock-up agreements. This is primarily the result of the Delaware Supreme Court’s decision in Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), which held that the board of directors of the target company breached its fiduciary duties by approving lock-up agreements from two stockholders who owned a majority of the outstanding shares (enough to assure stockholder approval of the merger) in the absence of a fiduciary termination right. According to the Omnicare court, this “lock-up” was impermissible because it prevented the target board from responding to a competing offer to acquire the company during the period between the signing of the merger agreement and the stockholder

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vote on the merger. Therefore, following the Omnicare decision, the use of written consents in addition to or in lieu of lock-up agreements has become a more common tactic to assure the receipt of stockholder approval while avoiding a breach by the target’s board of its fiduciary duties. In putting its imprimatur on the use of certain lock-up agreements in business combination transactions, the Staff recognized the legitimate reasons for them, notwithstanding the registration provisions of the Securities Act: “While the signing of a lock-up agreement may constitute the making of an investment decision, the staff, noting the realities of these transactions, traditionally has not raised issues with respect to these agreements in connection with acquisitions of public companies.” Section VIII.A.9 of the Division of Corporation Finance’s outline of Current Issues and Rulemaking Projects (November 14, 2000). We respectfully request the Staff to note the legitimate reasons for obtaining written consents as well as lock-up agreements from controlling stockholders of a target company.

Analogy to approval by written consent in a publicly traded company

Additionally, we draw an analogy to a stock-for-stock acquisition of a public company in which one or a small number of directors, officers and 5% stockholders hold a majority of the outstanding voting stock of the company. If the stockholders of the target company are permitted to act by written consent by the company’s certificate of incorporation, this type of transaction would likely include the approval of the merger by the target’s stockholders by means of an action by written consent prior to the effectiveness of the registration statement. In this context, the acquiring company would be permitted to register the offer and sale of its stock to all of the target company’s stockholders under a registration statement on Form S-4. Indeed, Form S-4 expressly permits stockholder action by written consent prior to, and does not require the solicitation of proxies or consents following, the effectiveness thereof. The disclosure obligations of the publicly traded target company would be satisfied through compliance with Regulation 14C, as part of the registration statement on Form S-4.

Recent staff positions

We submit that the Staff’s stated position, that the offer and sale of Thermage’s shares was already completed without registration when the controlling Reliant stockholders executed written consents, is not supported by the text of Old Proposed Rule 159. Paragraph (b) thereof simply requires that the persons signing the lock-up agreements own less than 100% of the voting equity securities of the company being acquired. It does not require that the persons signing the lock-up agreements own less than the number of shares required to approve a transaction. Therefore, Old Proposed Rule 159 would permit an acquiror to lock up permitted stockholders representing the required votes to approve a transaction, so long as the third prong is satisfied – i.e., votes will be solicited from stockholders of the company to be acquired who

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have not signed the lock-up agreements and would be ineligible to purchase under one of the enumerated exemptions.

As noted above, upon the effectiveness of the registration statement, Reliant will solicit written consents in favor of the merger from the approximately 247 stockholders who have not previously signed written consents in favor of the merger. Indeed, counsel to Reliant at Cooley Godward Kronish LLP have informed us that in the recent acquisition by Oracle Healthcare Acquisition Corp. of Precision Therapeutics, Inc. (Registration No. 333-147857), in which they were counsel to Precision, the Staff concluded that this measure would satisfy the third prong of Old Proposed Rule 159. We believe that the facts and circumstances in that transaction are almost identical to ours. First, before the effectiveness of its registration statement, Oracle Healthcare not only entered into voting agreements with, but also obtained written consents from, certain executive officers, affiliates, directors and holders of 5% or more of the voting equity securities of Precision, and these parties owned less than 100% of the voting equity securities of Precision. Second, after the effectiveness of the Oracle Healthcare registration statement, Precision solicited written consents from its approximately 140 stockholders who had not previously signed a voting agreement or written consent, whom Precision was then unable to determine whether they met the requirements to purchase under an exemption from registration pursuant to Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D. Although we appreciate the Staff’s view that decisions with respect to prior filings with the Commission are not binding on the Staff, we believe that the Staff should give weight to this past filing given the remarkable similarity of the facts in such filing made earlier this year that involved the same law firm as in the present situation.

For all of these reasons, we respectfully request the Staff to reconsider comment 7 and to conclude that we have satisfied the requirements of Old Proposed Rule 159 in this transaction.

U.S. Securities and Exchange Commission

October 20, 2008

We would very much appreciate the Staff’s prompt review of this letter. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Chris F. Fennell

Chris F. Fennell, Esq.

cc:	Stephen J. Fanning

Thermage, Inc.

Eric B. Stang

Reliant Technologies, Inc.

Robert T. Ishii, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.

Jennifer Fonner DiNucci, Esq.

Gordon Ho, Esq.

Cooley Godward Kronish LLP